Mail Stop 4561

May 22, 2008

Mr. Dennis E. Gershenson
Chairman, President, and Chief Executive Officer
Ramco-Gershenson Properties Trust
31500 Northwestern Highway
Farmington Hills, MI 48334

> **Re:** **Ramco-Gershenson Properties Trust**
> **Form 10-K for the year ended December 31, 2007**
> **Form 10-Q for the quarter ended March 31, 2008**
> **File No. 1-10093**

Dear Mr. Gershenson:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Funds From Operations, page 37

1. Explain to us why your calculation of Funds from operations excludes minority interest in total rather than adjusting for the minority interests' share of other FFO adjustments. To the extent your intent is to present FFO available to all stakeholders (shareholders and OP unit holders) revise your description accordingly.

2. Please explain and revise future filings to disclose how management uses FFO per diluted share information to conduct or evaluate its business and in what way it provides meaningful information to investors (as the per share measure does not depict the amount that accrues directly to shareholders' benefit). Refer to Question 11 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In addition, please include a reconciliation of FFO on a per share basis to the most comparable GAAP measure, which appears to be diluted earnings per share, as required by Item 10(e) of Regulation S-K.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.


Sincerely,


Daniel L. Gordon
Branch Chief